[Union Bankshares Corporation Letterhead]

February 2, 2009

VIA EDGAR

Securities and Exchange Commission

Office of Corporate Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-7010

RE:	Union Bankshares Corporation Registration Statement on Form S-3 (File No. 333-156946)

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-156946) filed by Union Bankshares Corporation on January 26, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact George P. Whitley (804-343-4089) of LeClairRyan, P.C.

Sincerely,

/s/ D. Anthony Peay
D. Anthony Peay
Executive Vice President and Chief Financial Officer
Union Bankshares Corporation